Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-156556

November 17, 2011

PROSPECTUS SUPPLEMENT NO. 52

5,929,212 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 18, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, January 14, 2011, January 28, 2011, March 1, 2011, March 8, 2011, March 18, 2011, April 18, 2011, May 5, 2011, May 9, 2011, June 8, 2011, June 17, 2011, August 8, 2011, August 16, 2011, September 7, 2011, September 27, 2011, September 30, 2011, October 11, 2011, October 20, 2011, and November 7, 2011) that relates to the issuance of up to 5,929,212 shares of our common stock, par value $0.01 per share (“common stock”), issuable upon the conversion of 5,250 shares of Series B2 Convertible Preferred Stock, par value $0.01 per share (“Series B2 Convertible Preferred Stock”). If the shares of Series B2 Convertible Preferred Stock are converted through payment of cash consideration, if at all, we will receive the cash from such conversion.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on November 17, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 18, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No. 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, Prospectus Supplement No, 34 dated January 14, 2011, Prospectus Supplement No. 35 dated January 28, 2011, Prospectus Supplement No. 36 dated March 1, 2011, Prospectus Supplement No. 37 dated March 8, 2011, Prospectus Supplement No. 38 dated March 18, 2011, Prospectus Supplement No. 39 dated April 18, 2011, Prospectus Supplement No. 40 dated May 5, 2011, Prospectus Supplement No. 41 dated May 9, 2011, Prospectus Supplement No. 42 dated June 8, 2011, Prospectus Supplement No. 43 dated June 17, 2011, Prospectus Supplement No. 44 dated August 8, 2011, Prospectus Supplement No. 45 dated August 16, 2011, Prospectus Supplement No. 46 dated September 7, 2011, Prospectus Supplement No. 47 dated September 27, 2011, Prospectus Supplement No. 48 dated September 30, 2011, Prospectus Supplement No. 49 dated October 11, 2011, Prospectus Supplement No. 50 dated October 20, 2011, and Prospectus Supplement No. 51 dated November 7, 2011, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On November 15, 2011, the last reported closing price per share of our common stock was $2.70 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 52 IS NOVEMBER 17, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

November 16, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA		02421
(Address of principal executive offices)		(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On November 16, 2011, Agenus Inc. reported that Dr. Michael Sughrue, incoming Director of the Comprehensive Brain Tumor Center, University of Oklahoma, will give a presentation on Agenus’ Prophage Series G-200 (HSPPC-96; vitespen) vaccine for glioma at the Annual Society for Neuro-Oncology (SNO) meeting during the session entitled, “Current State of the Art: Vaccine Development in the Treatment of GBM,” on November 18, 2011 from 12:00-1:00 pm.

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibit is furnished herewith:

99.1	Press Release dated November 16, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.

Date: November 17, 2011	By:	/s/ Shalini Sharp

Shalini Sharp
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated November 16, 2011

Exhibit 99.1

Agenus Vaccine for Brain Cancer Highlighted at Current State of the Art Session at the Annual Society for Neuro-Oncology (SNO) Meeting

Dr. Michael Sughrue, Incoming Director of the Comprehensive Brain Tumor Center at University of Oklahoma, to Report on Agenus’ Vaccine for Glioblastoma

Lexington, MA – Nov. 16, 2011 – Agenus Inc. (NASDAQ: AGEN) reported today that Dr. Michael Sughrue, incoming Director of the Comprehensive Brain Tumor Center, University of Oklahoma, will give a presentation on Agenus’ Prophage Series G-200 (HSPPC-96; vitespen) vaccine for glioma at the Annual Society for Neuro-Oncology (SNO) meeting during the session entitled, “Current State of the Art: Vaccine Development in the Treatment of GBM,” on November 18, 2011 from 12:00-1:00 pm.

Dr. Michael Sughrue will soon assume the role of principal investigator at the University of Oklahoma for the newly diagnosed glioma trial (C-100-37) testing Agenus’ vaccine, Prophage Series G-200. Dr. Sughrue joins the University of Oklahoma from the University of San Francisco (UCSF) where he worked closely with Dr. Andrew Parsa, Professor in Residence, Department of Neurological Surgery at UCSF, and lead investigator sponsoring the C-100-37 study. “I am extremely excited about the opportunity to participate as an investigator in this important study in my new role at the University of Oklahoma,” said Dr. Michael Sughrue. “During my tenure at UCSF, I was able to observe the outcomes of patients treated with HSPPC-96 and I believe there is immense promise in the utility of this novel immunotherapeutic approach in helping patients diagnosed with glioblastoma.”

The University of Oklahoma joins the following six additional centers currently actively enrolling patients into the C-100-37 trial:

•	University of California San Francisco, San Francisco, California

•	University of Pennsylvania, Philadelphia, Pennsylvania

•	University of Miami, Miami, Florida

•	Northwestern University Medical Center, Chicago, Illinois

•	The Valley Hospital, Paramus, New Jersey

•	Northern Westchester Hospital, Mount Kisco, New York

For additional information please refer to www.clinicaltrials.gov or click on the following link (http://www.clinicaltrials.gov/ct2/show/NCT00905060?term=C-100-37&rank=1)

HSP Platform: The Prophage Series G Cancer Vaccines

The Prophage Series vaccines are patient-specific therapeutic cancer vaccine candidates. Prophage Series vaccines contain the heat shock protein, gp96, and associated peptides that are purified from patient tumor tissue. Prophage Series vaccines are designed to target only cancerous cells — not healthy normal cells. As a result, Prophage Series vaccines are designed to limit the toxicities associated with traditional broad-acting cancer treatments.

The Prophage Series G vaccines are being studied in two different settings of glioma: newly diagnosed and recurrent disease. Glioma is the deadliest form of brain cancer with an average survival of six to 14 months.

Data from the Phase 2 trial of Prophage Series vaccine, G-200, in recurrent glioma was presented at the 2011 American Society of Clinical Oncology (ASCO) Annual Meeting. Results from this trial showed that 93% of the patients were alive at ≥ 26 weeks after surgery with a median overall survival of 11 months (47.6 weeks). Importantly, measures of immune response post-vaccination with Prophage Series G-200 demonstrated a significant localized tumor-specific CD8+ T cell response as well as innate immune responses as marked by a significant increase in levels of circulating NK cells. Overall survival results from this trial support advancement of Prophage Series G-200 into a randomized study using a combination regimen.

A Phase 2 trial testing the Prophage Series vaccine, G-100, in patients with newly diagnosed glioma is actively enrolling with approximately 24 patients treated. In this trial, G-100 is being used on top of the standard of care, which includes Temodar (Merck; temozolomide) and radiation. It is believed that the efficacy of G-100 could potentially be enhanced through this combination regimen.

The trial being sponsored by Dr. Andrew Parsa of UCSF and primarily supported through funding from the American Brain Tumor Association, Accelerated Brain Cancer Cure, National Brain Tumor Society, and National Cancer Institute Special Programs of Research Excellence. Dr. Parsa and Dr. Sughrue have not received any financial support or travel expense reimbursement for this work or for consulting activities on behalf of Agenus. Dr. Parsa and Dr. Sughrue do not have an equity interest in Agenus or a financial relationship with the company.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. Between Agenus and its partners, 18 programs are in clinical development. For more information, please visit www.agenusbio.com.

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding clinical trial activities and the presentation of data. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the factors described under the Risk Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2011. Agenus cautions investors not to place considerable reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and Agenus undertakes no obligation to update or revise the statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Agenus’ business is subject to substantial risks and uncertainties, including those identified above. When evaluating Agenus’ business and securities, investors should give careful consideration to these risks and uncertainties.

Contact:

Media and Investors:

Jonae R. Barnes

Vice President

Investor Relations &

Corporate Communications

617-818-2985